Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Too early to bottom-fish in China's property bonds, Greifenberg Digital says

NEW YORK, January 19, 2022 - Greifenberg Digital, a member of the IMTE Group, commented today on the risks to Chinese property bonds as gauged by its suite of quantitative models.

"Large parts of China's property bond market are still too risky for investors," Jerry Lucas of Greifenberg Digital said after the bulk of US dollar bonds of Chinese property companies closed at new lows. The Bloomberg Index of high-yield Chinese bonds denominated in US currency (Bloomberg ID I36616 Index) closed January 18 at 53.7, down from a March 2021 peak of 120. "Although bonds of some property companies with stronger balance sheet have risen in price today [January 19], more leveraged developers remain subject to very high default risk, according to our models."

US dollar bonds of Country Gardens, one of the stronger developers, rose in Hong Kong January 19 on hopes of easier regulatory and monetary policy, according to financial news reports.

"For most developers, the equity buffer for creditors remains extremely thin, and default risk remains elevated. More clarity is required both from issuers and regulators before the riskier part of the property market becomes attractive," Lucas added.

Greifenberg Digital recently released Credit AI™, a suite of risk analytics that applies Artificial Intelligence/Big Data technology to a universe of 30,000 Chinese corporate bonds. Credit AI models forecasted the crisis in China's property bond market last year, according to a Greifenberg White Paper released on December 7.

"The equity buffer on the balance sheets of the stronger property companies is shrinking as they sell assets and raise equity at a discount," said Lucas, a managing director at Greifenberg. "The shrinking equity buffer in turn leaves the property sector closer to default."

China's high yield market lost ground in the second half of 2021, and continued to show losses during the first two weeks of January 2022.

Bloomberg China HY Liquid US Dollar Index
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Sunac China Holdings Limited (1918.HK) January 12 issued equity in Hong Kong at a 15% discount to the previous day's close, and its stock led the property market down.

Credit AI uses four models, including a contingent claims analysis module that prices the issuer's option to default. Less equity on the balance sheet and higher equity volatility increase the probability of default in this model, based on the work of Nobel Prize winner Robert Merton.

The Greifenberg models also analyze sentiment via Natural Language Processing of news and social media and apply machine learning to balance sheet analysis.

"The Merton approach gives us a real-time indicator of credit risk," Lucas added. "What we observe from the equity price and volatility of the more vulnerable property companies tells us that default risk remains elevated."

"In the case of Fantasia Holdings Group Co., Limited (1777.HK), distance to default as calculated by the contingent claims analysis model had fallen for six months before Fantasia's bond price fell in July 2021. That's been true for most of the distressed property companies. One or more of the Credit AI models sent out a warning signal well in advance of the event," Lucas added.

Bond price and distance to default of Fantasia
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distance to default
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bond price
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"If we look at where Fantasia's default risk is trading today, we see that there has been no real improvement, and its bond price continues to bounce along the bottom."

Recent changes: Fantasia
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"We see a nearly identical pattern in the case of Kaisa Group Holdings Ltd (1638.HK). For example, Kaisa's distance to default had been shrinking since the middle of June 2021, but the bond price didn't react until October.

Bond price and distance to default of Kaisa Group
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"Now we see that distance to default remains extremely low, and Kaisa's bond price is following it down."

Recent Data of Kaisa Group in Closeup
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distance to default
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"The market is telling us that the underlying assets of the highly levered property companies are still subject to price discovery. There are a lot of unknowns, including the extent to which state-owned banks will lend to distressed property companies, and the terms on which state-owned enterprises will buy assets from weak hands. The Chinese government is likely to favor homebuyers who have already made down payments for apartments and suppliers over bondholders. Net, we think investors should wait for clarity before bargain hunting."

About Greifenberg Digital Limited ("Greifenberg")

Greifenberg is a Canadian company engaged in the business of the credit research on China's fixed income market. Greifenberg has developed an innovative AI/Big Data suite of corporate bond analytics focused on the Chinese market. For more information, please visit www.greifenbergcapital.com.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of the manufacture and sale of nano coated plates for filters, the manufacturing and sale of electronic glass, operating a platform on trading in digital assets and financial research. For more information, please visit www.imtechltd.com.

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